Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following communication was made to employees of Crestwood Midstream Partners LP (“Crestwood”) in connection with the execution of an Agreement and Plan of Merger, dated as of May 5, 2013, among Crestwood, Crestwood Holdings LLC, Crestwood Gas Services GP LLC, Inergy, L.P., Inergy Midstream, L.P., NRGM GP, LLC, and Intrepid Merger Sub, LLC.

May 6, 2013

I am writing to share with you some exciting news about our company. This morning we announced that Crestwood Holdings and Crestwood Midstream Partners LP will be combining with Inergy LP and Inergy Midstream to create a fully integrated midstream partnership with a total enterprise value of more than $7 billion. A copy of the press release we issued with Inergy is attached.

Crestwood and Inergy are a natural fit. As many of you know, Inergy LP and Inergy Midstream are publicly traded MLPs headquartered in Kansas City, Missouri. Inergy LP’s operations include a natural gas storage business in Texas and a successful NGL supply logistics, transportation, and wholesale marketing business that serves customers in the United States and Canada. Inergy LP is the general partner of Inergy Midstream, which owns natural gas and NGL storage and transportation assets serving the Marcellus Shale region and Northeastern US natural gas markets and a crude oil rail terminal located in the prolific Bakken Shale play in North Dakota. Together with Crestwood’s significant natural gas gathering and processing operations in the Marcellus, Barnett, Granite Wash, Fayetteville, Haynesville and Avalon/Bone Spring unconventional plays and our new focus on the Niobrara, Utica and Permian areas, the combined partnerships will create one of the industry’s most formidable midstream competitors.

Inergy has a deep history and shares our commitment to safe, efficient operations with excellent customer service, and we are excited to work with them going forward. When combined, Crestwood and Inergy will have the enhanced scale and financial stability to compete for major midstream infrastructure acquisition and development opportunities. Our operations and services will span the midstream value chain, with a stronger growth profile, attractive operational and financial synergies and a highly diversified asset portfolio. Additionally, with our expanded customer base and enhanced service offering, we will have stable cash flows and a financial and operational platform that will be highly attractive to each of you and our customers. In short, Inergy is the right partner at the right time in our Company’s history, and we are excited about the opportunities it presents for our Company’s future growth.

The combination is expected to take place in two steps. Initially, Crestwood Holdings and Inergy LP will combine with First Reserve, the indirect owner of our general partner, acquiring control of the Inergy entities. I will continue in my role as Chairman, President and CEO of the combined company. That transaction is expected to close within 45 days. Secondly, we will seek Crestwood unit holder approval for the merger of Crestwood Midstream Partners into Inergy Midstream. We expect that merger to be completed within 4-5 months. Until then, the companies will be run separately and will continue to manage their separate businesses and pursue their standalone growth opportunities. After the combination is complete, we will operate as a unified midstream partnership, taking advantage of all of the synergies that the combination will produce. While we have not determined the name of the new entity, after the final merger, the company’s headquarters will remain in Houston and we will keep executive offices in Kansas City and Fort Worth as well as all of our regional operations offices.

Until this merger is complete, it will be business as usual at both Crestwood and Inergy. We have started 2013 with a strong first quarter and we need to continue to build on that success throughout the year. Our Marcellus operations continue to grow and our business development team is adding significant growth opportunities to our portfolio. As you have since we started Crestwood back in 2010, I expect you to stay focused on your job and maintain those great standards of operational safety and reliable customer service. We understand that you may have questions about this transaction. To help answer those questions and provide more detail on this exciting announcement, later today we will be hosting an employee call at 10:00 a.m. Central Time. The meeting will be recorded and available for replay for those that are unable to attend live. You may access the call at:

•	Dial-in: (866) 610-1072

•	Passcode: 68624449

Finally, this announcement will likely generate interest in our Company from the media and other third parties, and it is important for Crestwood to speak with one voice. Consistent with our policy, if you receive any inquiries from the media or other questions from outside Crestwood, please contact me or Robert Halpin at 832-519-2222 or 832-519-2244 or via email at bphillips@crestwoodlp.com or rhalpin@crestwoodlp.com.

On behalf of the Crestwood Board and management team, I thank you for your ongoing dedication and hard work. This transaction is a testament to our strong team and your hard work that has made us the first-class company we are today. We are excited to embark on this new stage of growth for our company together.

We are committed to keeping you informed about our progress and the success that lies ahead.

Sincerely,

Bob

Additional Information and Where to Find It

This press release contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com/midstream, under the heading “SEC Filings” in the “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood’s and Inergy’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of our assets; failure or delays by our customers in achieving expected production in their natural gas projects; competitive conditions in our industry and their impact on our ability to connect natural gas supplies to our gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; our ability to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control; timely receipt of necessary government approvals and permits, our ability to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact our ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to our substantial indebtedness, as well as other factors disclosed in Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read Crestwood’s and Inergy’s filings with the U.S. Securities and Exchange Commission, including their Annual Report on Form 10-K for the year ended December 31, 2012, and September 30, 2012, respectively, and their most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Neither Crestwood nor Inergy assumes any obligation to update these forward-looking statements.